Exhibit 1

ASX Release	Level 18, 275 Kent Street Sydney, NSW, 2000

SATURDAY 1 FEBRUARY 2020

ROSEN LAW FIRM US CLASS ACTION

Westpac today confirmed that Rosen Law Firm has filed a class action lawsuit against Westpac on behalf of purchasers of the securities of Westpac between 11 November 2015 and 19 November 2019 inclusive. The claim seeks to recover damages of an unspecified amount and relates to market disclosure issues connected to Westpac’s monitoring of financial crime over the relevant period and matters which are the subject of the recent AUSTRAC proceeding (in the Federal Court of Australia).

Westpac is aware that a copy of a draft claim is available on the website of The Rosen Law Firm naming Westpac Banking Corporation, former CEO Brian Hartzer and current CEO Peter King, as defendants.

Westpac will be defending the claim and notes other similar lawsuits may be filed.

For further information:

Mary-Louise Dare	Andrew Bowden
Media Relations	Investor Relations
0434 699 605	+61 2 8253 4008

This document has been authorised for release by Timothy Hartin, Group Company Secretary.